SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held November 8, 2007.

     2.   TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                             ----------------------

              NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS


Dear Shareholders of Tat Technologies Ltd.:

         We are pleased to invite you to the 2007 Annual General Meeting of Shareholders to be held on Thursday, November 8, 2007 at 10:00 a.m. Israel time, at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, for the following purposes:

     (1) To reelect seven directors for terms expiring at our 2008 Annual General Meeting of Shareholders;

     (2) To reelect two outside directors for three-year terms expiring in 2010;

     (3) To ratify and approve the grant of stock options by our publicly traded subsidiary, Limco Piedmont Inc. ("Limco Piedmont"), to Mr. Dov Zeelim, the vice chairman of our Board of Directors and our president, who also serves as chairman of Limco Piedmont, and to Mr. Gillon Beck, who both serves as a director of our company and of Limco Piedmont;

     (4) To approve indemnification agreements between Limco Piedmont and Mr. Dov Zeelim and Mr. Gillon Beck in connection with their service as directors of Limco Piedmont.;

     (5) To approve the grant of a special bonus to Mr. Eran Frenkel, our vice president business development and a member of Mr. Zeelim's family;

     (6) To ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

     (7) To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2006.

         The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on October 1, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors


                                             Avi Kahana,
                                             Secretary
Gedera, Israel
October 3, 2007

                              TAT TECHNOLOGIES LTD.

                                   P.O. Box 80
                              Gedera 70750, Israel

                             ----------------------

                                 PROXY STATEMENT
                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, November 8, 2007 at 10:00 a.m., at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, and any adjournments thereof.

         This Proxy Statement, the attached Notice of 2007 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 5, 2007.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of seven directors for terms expiring at our 2008 Annual General Meeting of Shareholders; (ii) reelection of two outside directors for three-year terms; (iii) ratification and approval of the grant of stock options by Limco Piedmont to Messrs. Dov Zeelim and Mr. Gillon Beck; (iv) approval of indemnification agreements between Limco Piedmont and Messrs. Dov Zeelim and Gillon Beck in connection with their service as directors of Limco Piedmont; (v) approval of the grant of a special bonus to Mr. Eran Frenkel, our vice president business development and a member of Mr. Zeelim's family; and (vi) ratification and approval of the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2006 will be reviewed and discussed at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on October 1, 2007, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

         Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of October 1, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,542,671 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the election of the nominees for director and each of the proposals, except as otherwise stated in the proposal.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of nine directors, including two outside directors appointed in accordance with the Israeli Companies Law (see Item II below). Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

         Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Michael Shevi has the requisite "accounting and financial expertise."

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since TAT Industries Ltd. holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         At the Meeting, each of our current directors (other than our outside directors, see Item II below) will be standing for reelection. The Board of Directors proposes the reelection of Messrs. Shlomo Ostersetzer, Dov Zeelim, Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck and Yechiel Gutman as directors to hold office for one year until our 2008 Annual General Meeting of Shareholders and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors.

         Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.

         Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

         Shlomo Ostersetzer, age 79, has served as the chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our chief executive officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries Ltd. and a controlling shareholder, and has served in various capacities with TAT Industries Ltd. since 1970, including president, managing director and chairman of the Board of Directors. Mr. Ostersetzer holds an M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

         Dov Zeelim, age 66, has served as vice chairman of our Board of Directors since April 1985 and has served as our president and chief operating officer since August 2000. In addition, Mr. Zeelim has served in various managerial capacities at TAT Industries Ltd. for over 21 years, including managing director, executive vice president and vice chairman. Mr. Zeelim is a licensed C.P.A. in Israel.

         Dr. Meir Dvir, age 76, has served as a director since December 1994. Dr. Dvir previously served as deputy General Manager of Business Research and Development and as General Manager of Israel Aircraft Industries Ltd. He also serves a director of Elta-Electronics Industries Ltd. Dr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University in Jerusalem.

         Yaacov Fish, age 60, has served as a director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994 and as general comptroller of Egged Ltd. from 1977 to 1990. Mr. Fish holds a B.Sc. in Economics from Bar Ilan University in Tel Aviv.

         Ishay Davidi, age 45, has served as a director since September 2004. Mr. Davidi has served as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, since 1996. Mr. Davidi also serves as the Chairman and Senior Partner of First Israel Turnaround Enterprise, an Israeli investment fund established by FIMI Group, and as a director of Tadiran Communications, Tedea Technological Development and Automation Ltd., TG Precision Products Ltd. and Medtechnica Ltd. Prior to founding FIMI and from 1994 to 1996, Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli venture capital fund, and prior thereto, he served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA in Finance from Bar Ilan University.

         Gillon Beck, age 45, has served as a director since September 2004. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto, and from 1999, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion Israel Institute of Technology and an MBA in Finance from Bar Ilan University.

         Yechiel Gutman, age 61, has served as a director since September 2004. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also served as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline) and Bank Otzar Hachayal (a subsidiary of Bank Hapoalim). In the past Mr. Gutman served as an advisor to the Minster of Justice. Mr. Gutman holds LLB and BA degrees from the Hebrew University, Jerusalem.

         The Board of Directors recommends a vote FOR the election of the director nominees named herein.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

         The following table sets forth certain information as of October 1, 2007 regarding the beneficial ownership by: (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group.

                                            Number of Ordinary     Percent of
                Name and Address              Shares Owned(1)    Shares Owned(2)
                ----------------              ---------------    ---------------
TAT Industries Ltd........................       3,124,150            47.8%
T.O.P Limited Partnership ................         831,362            12.7%
Shlomo Ostersetzer(3).....................         249,412             3.8%
Dov Zeelim(3).............................          45,000                *
Meir Dvir (4).............................           7,000                *
Yaacov Fish (4)...........................           5,000                *
Ishay Davidi (5)..........................           -                   -
Gillon Beck (6)...........................           -                   -
Yechiel Gutman (7)........................           -                   -
Michael Shevi.............................           -                   -
Rami Daniel...............................           -                   -
All officers and directors as a group
(16 persons) (8)..........................         306,412            4.68%

*        Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 6,542,671 ordinary shares issued and outstanding as of October 1, 2007.

(3) Such number does not include shares beneficially held by TAT Industries Ltd. Mr. Shlomo Ostersetzer, an officer, director and controlling shareholder of TAT Industries Ltd., and Dov Zeelim, an officer, director and controlling shareholder of TAT Industries Ltd., disclaim beneficial ownership of the 3,124,150 ordinary shares held by TAT Industries Ltd., except to the extent of their proportional interest therein.

(4) Includes 5,000 ordinary shares issuable upon the exercise of currently exercisable options.

(5) Mr. Davidi is a designee of T.O.P, Limited Partnership. Mr. Davidi disclaims beneficial ownership of the 831,362 ordinary shares held by T.O.P, Limited Partnership.

(6) Mr. Beck is a designee of T.O.P, Limited Partnership. Mr. Beck disclaims beneficial ownership of the 831,362 ordinary shares held by T.O.P, Limited Partnership.

(7) Mr. Gutman is a designee of T.O.P, Limited Partnership, Mr. Gutman disclaims beneficial ownership of the 831,362 ordinary shares held by T.O.P, Limited Partnership.

(8) Includes 10,000 ordinary shares issuable upon the exercise of currently exercisable options issued to officers.

Audit Committee

         Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our Audit Committee currently consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Companies Law for audit committee members. Our Audit Committee members are Messrs. Michael Shevi, Rami Daniel and Yaacov Fish and Dr. Meir Dvir. Mr. Fish was elected the Chairman of the Audit Committee, and our Board of Directors has determined that he qualifies as a financial expert. The Audit Committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.tat.co.il.

         The responsibilities of the Audit Committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our Audit Committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Designees for Directors

         As a result of the share purchase agreement we entered into with T.O.P, Limited Partnership, or T.O.P, on June 15, 2004, T.O.P became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 14.18% of our ordinary shares. As part of the transaction, we undertook to bring before our Board of Directors three of T.O.P's nominees for approval by the board as nominees for director. On September 1, 2004, Messrs. Ishay Davidi, Gillon Beck and Yechiel Gutman, the three nominees of T.O.P, were elected to our Board of Directors. At our annual general shareholder meeting held on December 21, 2004, Messrs. Davidi, Beck and Gutman were reelected to serve on our Board of Directors by our shareholders.

Executive Compensation

         The following table sets forth all compensation paid to all of our directors and executive officers as a group for the year ended December 31, 2006.

                                                                   Pension, retirement   Compensation due
                                            Salaries, fees,            and similar        to exercise of
                                        Commissions and bonuses         benefits              Options
                                         ------------------------  --------------------  ------------------
All directors and executive officers as        $2,323,844               $ 317,157                --
   a group (16) persons


         During the year ended December 31, 2006, we paid our outside directors a per meeting attendance fee of NIS 1,270 (approximately $301), plus an annual fee of NIS 24,574 (approximately $5,816).

Related Party Transactions

Management and Services Agreement.

         In February 2000, we entered into an agreement with TAT Industries Ltd., or TAT Industries, our controlling shareholder, to purchase the operations of TAT Industries relating to the manufacture of aviation accessories and to lease certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to us and who continue to provide such services to TAT Industries.

         In addition, under the terms of the management and services agreement, we entered into a lease agreement, pursuant to which we lease from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries an annual rental fee of $300,000, with additional incremental payments of 2% per year, such rental fee is subject to revaluation every fifth year. In 2006, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $316,200 per year. The rental fee will be revaluated again in 2010.

Other Transactions

         Our Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and directors of our company). According to an export agreement, dated April 14, 1992, Gal Tech Inc. receives a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech will not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2006, 2005 and 2004, we paid approximately $387,000, $537,000 and $377,000, respectively, to Gal Tech, in accordance with such agreement. Ifat Frenkel (the daughter of Dov Zeelim) was the President of Gal Tech from January 1, 2003 to July 2006. Since August 2006 she has served as an officer of Gal Tech.

         Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of our Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of our annual consolidated operating income in excess of $500,000. In the years ended December 31, 2006, 2005 and 2004, the chairman of our Board received payments of approximately $258,865, $146,149 and $123,244, respectively, and the vice chairman of our Board received payments of approximately $258,865, $146,149 and $123,244, respectively.

         Ta-Top, one of our major shareholders, provides us with management and consulting services in consideration for the lesser of: (i) 3% of our consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31, 2006, 2005 and 2004, we paid Ta-Top $250,000, $175,379 and $53,980 for such services.

Other Relationships

         Mr. Shlomo Ostersetzer also serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim also serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, our controlling shareholder. Mr. Israel Ofen, our chief financial officer, also serves as President of TAT Industries.

         Mr. Zeelim serves as Chairman of the Board and Messrs. Beck and Ofen serve as directors of Limco Piedmont.

                          ELECTION OF OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

         Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

         In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

         As of 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006.

         Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Mr. Michael Shevi and Mr. Rami Daniel were each elected by our shareholders to serve as our outside directors at an extraordinary general meeting of shareholders held in June 2004, for an initial three-year term expiring June 2007, following which each may serve for one additional three-year term.

         At the Meeting, shareholders will be asked to reelect Messrs. Shevi and Daniel as outside directors of our company for a second three-year term effective as of the expiration of their initial three-year term on June 10, 2007 and expiring three years thereafter on June 10, 2010 or until their successor are elected and qualified.

         Our Board of Directors has determined that Michael Shevi and Rami Daniel each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Michael Shevi has accounting and financial expertise and that Mr. Rami Daniel has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Set forth below is information about each of the nominees for outside director, including principal occupation, business history and any other directorships held.

         Michael Shevi, age 70, has served as an outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods (Israel) Ltd. since 1973 and also serves as a director of that company. Mr. Shevi has a degree in Accounting from the Hebrew University, Jerusalem and is licensed as a Certified Public Accountant in Israel.

         Rami Daniel, age 40, has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since
2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and received his B.Sc. from the College of Management in 1997.

         The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

         We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

         The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.


            APPROVAL OF THE GRANT OF STOCK OPTIONS OF LIMCO PIEDMONT
                           TO MESSRS. ZEELIM AND BECK
                           (Item 3 on the Proxy Card)

         Under the Israeli Companies law, the terms of employment and compensation of an office holder who is a controlling shareholder must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Mr. Dov Zeelim is an officer, director and controlling shareholder of TAT Industries, our controlling shareholder. As a result, Mr. Zeelim is deemed to be a controlling shareholder of our company. Mr. Zeelim also serves as vice chairman of our Board of Directors and as our president, and as the chairman of the Board of Directors of our subsidiary, Limco Piedmont. Mr. Gillon Beck was designated to serve on our Board of Directors by our controlling shareholder T.O.P, and as a result is deemed to be a controlling shareholder of our company. Mr. Beck also serves as a board member of Limco Piedmont.

         In consideration for their efforts and contribution to Limco Piedmont, the Board of directors of Limco Piedmont granted, and our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to each of Messrs. Dov Zeelim and Gillon Beck of options to purchase shares of Common Stock of Limco Piedmont at $11 per share, the public offering price of such shares. Mr. Zeelim was granted options to purchase 35,000 shares of Common Stock and Mr. Beck was granted options to purchase 30,000 shares of Common Stock. Such options will vest ratably over three years from the date of grant. Accordingly, at the Meeting shareholders will be asked to ratify and approve the grant of such stock options to Messrs. Zeelim and Beck. Each of Limco Piedmont's board members were granted options to purchase 30,000 shares of Common Stock, except for the chief executive officer who was granted a higher number of options.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that the grant of 35,000 stock options exercisable into shares of our subsidiary, Limco Piedmont Inc., to Mr. Dov Zeelim and the grant of 30,000 stock options exercisable into shares of our subsidiary, Limco Piedmont Inc., to Mr. Gillon Beck, be and hereby is ratified and approved."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

         The Board of Directors recommends a vote FOR the foregoing resolution.


             APPROVAL OF THE EXECUTION OF INDEMNIFICATION AGREEMENTS
               BETWEEN LIMCO PIEDMONT AND MESSRS. ZEELIM AND BECK
                                               (Item 4 on the Proxy Card)

         Under the Israeli Companies law, the terms of employment and compensation of an office holder who is a controlling shareholder must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Mr. Dov Zeelim, is an officer, director and controlling shareholder of our controlling shareholder, TAT Industries, and as a result is deemed to be a controlling shareholder of our company. Mr. Zeelim also serves as vice chairman of our Board of Directors and as our president, and as the chairman of the Board of Directors of Limco Piedmont. Mr. Gillon Beck was designated to serve on our Board of Directors by our controlling shareholder, T.O.P, and as a result is deemed to be a controlling shareholder of our company. Mr. Beck also serves as a board member of Limco Piedmont. Limco Piedmont has provided the same indemnification agreements to all of its other directors and executive officers.

         Our Audit Committee and Board of Directors have approved the execution of indemnification agreement between Limco Piedmont and Messrs. Zeelim and Beck, in connection with their service as Limco Piedmont, in the form attached hereto as Annex A. The indemnification agreements were entered into with each of Limco Piedmont's board members.

          Accordingly, our Audit Committee and Board of Directors have approved the following resolution, subject to shareholder approval.

         It is therefore proposed that at the Meeting the following resolution be adopted:

                  "RESOLVED, that our subsidiary, Limco Piedmont Inc. is authorized to execute indemnification agreements in the form attached as Annex A to the Proxy Statement for the 2007 Annual General Meeting of Shareholders with each of Messrs. Dov Zeelim and Gillon Beck."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

         The Board of Directors recommends a vote FOR the foregoing resolution.


              APPROVAL OF THE GRANT OF A BONUS TO MR. ERAN FRENKEL
                           (Item 5 on the Proxy Card)

         Under the Israeli Companies law, the terms of employment of an officer who is a member of a controlling shareholder's family must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Mr. Eran Frenkel is the son-in-law of Mr. Dov Zeelim, who is an officer, director and controlling shareholder of TAT Industries, and as a result is deemed to be a controlling shareholder of our company.

         Mr. Eran Frenkel has served as our vice president of business development since August 2006. From June 2003 to July 2006, Mr. Eran Frenkel served as vice president business development of Limco Piedmont. In consideration for his efforts and contribution to Limco Piedmont, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to Mr. Eran Frenkel of a special bonus in the amount of $25,000. Accordingly, at the Meeting shareholders will be asked to approve the grant of such special bonus to Mr. Eran Frenkel.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that the grant of a special bonus in the amount of $25,000 to Mr. Eran Frenkel, be and hereby is approved."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

         The Board of Directors recommends a vote FOR the foregoing resolution.


                             APPOINTMENT OF AUDITORS
                           (Item 6 on the Proxy Card)

         We first appointed Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent auditors in 2006. Baker Tilly Oren Horowitz & Co., C.P.A., has no relationship with us or any of our affiliates except as auditors.

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Baker Tilly Oren Horowitz & Co., C.P.A. as our independent registered public accountants for the fiscal year ending 2007, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Baker Tilly Oren Horowitz & Co., C.P.A. familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Baker Tilly Oren Horowitz & Co., C.P.A. has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2006, we paid Baker Tilly Oren Horowitz & Co., C.P.A., approximately $270,000 for audit services, $3,000 for audit-related services, $22,000 for tax-related services and $11,000 for other services.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that the appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the independent public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2007, be and hereby is ratified and approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board if Directors the authority to determine the remuneration of such auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act and the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

            REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT, FINANCIAL
                      STATEMENTS AND THE DIRECTORS' REPORT

         At the Meeting, our Auditor's Report and Financial Statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE, P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AVI KAHANA, SECRETARY.

                                            By Order of the Board of Directors

                                            Avi Kahana
                                            Secretary

Dated: October 3, 2007

                                                                         Annex A


                            INDEMNIFICATION AGREEMENT


         This Indemnification Agreement (this "Agreement") is made and entered into as of the ___ day of July 2007 by and between Limco-Piedmont Inc., a Delaware corporation (the "Corporation"), and ___________("Indemnitee").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, Indemnitee is currently serving or is about to begin serving as a director and/or officer of the Corporation and/or in another Corporate Status, and Indemnitee is willing, subject to, among other things, the Corporation's execution of this Agreement, to continue in or assume such capacity or capacities; and

         WHEREAS, the Bylaws of the Corporation provide that the Corporation shall indemnify directors and officers of the Corporation in the manner set forth therein; and

         WHEREAS, the Corporation and Indemnitee desire to enter into this Agreement to induce Indemnitee to provide services as contemplated hereby and the Corporation has deemed it to be in its best interest to enter into this Agreement with Indemnitee.

         NOW, THEREFORE, in consideration of Indemnitee's agreement to provide services to the Corporation and/or certain of its affiliates as contemplated by this Agreement, the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.


                    1.   Certain Definitions

         As used herein, the following words and terms shall have the following respective meanings (whether singular or plural):

         "Change of Control" means a change in control of the Corporation after the date Indemnitee acquired his Corporate Status, which shall be deemed to have occurred in any one of the following circumstances occurring after such date:
(i) there shall have occurred an event required to be reported with respect to the Corporation in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item or any similar schedule or form) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Corporation is then subject to such reporting requirement;
(ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) shall have become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing

40% or more of the combined voting power of the Corporation's then outstanding voting securities without prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person attaining such percentage interest; (iii) the Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including, for this purpose, any new director whose election or nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

         "Corporate Status" describes the status of Indemnitee as a director, officer, employee, agent or fiduciary of the Corporation or of any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise that Indemnitee is or was serving at the express written request of the Corporation.

         "Court" means the District Court of Tulsa County of the State of Oklahoma or any other court of competent jurisdiction.

         "DGCL" means the Delaware General Corporation Law, as amended from time to time.

         "Expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

         "Independent Counsel" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the five years previous to his selection or appointment has been, retained to represent: (i) the Corporation or Indemnitee in any matter material to either such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder.

         "Matter" is a claim, a material issue or a substantial request for relief.

         "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by Indemnitee pursuant to Section 6.01 of this Agreement to enforce his rights under this Agreement.

                    2.   Services by Indemnitee

2.01 Services by Indemnitee. Indemnitee agrees to serve or continue to serve in his current capacity or capacities as a director, officer, employee, agent or fiduciary of the Corporation. Indemnitee also agrees to serve, as the Corporation may request from time to time, as a director, officer, employee, agent or fiduciary of any other corporation, partnership, limited liability company, association, joint venture, trust or other enterprise in which the Corporation has an interest. Indemnitee and the Corporation each acknowledge that they have entered into this Agreement as a means of inducing Indemnitee to serve the Corporation in such capacities.

2.02 Termination of Services. Indemnitee may at any time and for any reason resign from such position or positions (subject to any other contractual obligation or any obligation imposed by operation of law). The Corporation shall have no obligation under this Agreement to continue Indemnitee's service to the Corporation in any such position for any period of time and shall not be precluded by the provisions of this Agreement from removing or terminating Indemnitee from any such position at any time.


                    3.   Indemnification

3.01 General. The Corporation shall, to the fullest extent permitted by, and subject to the limitations specified by, applicable law in effect on the date hereof, and to such greater extent as applicable law may thereafter permit, indemnify and hold Indemnitee harmless from and against any and all losses, liabilities, claims, damages and, subject to Section 3.02, Expenses (as this and all other capitalized words are defined in Article 1. of this Agreement), whatsoever, other than in an action by or in the right of the Corporation, arising out of any event or occurrence related to the fact that Indemnitee is or was a director or officer of the Corporation or is or was serving at the express written request of the Corporation in another Corporate Status.

3.02 Expenses. If Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to any Matter in such Proceeding, the Corporation shall indemnify Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf relating to such Matter. The termination of any Matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such Matter. To the extent that the Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

                    4.   Advancement of Expenses

4.01 Advances. In the event of any threatened or pending action, suit or proceeding in which Indemnitee is a party or is involved and that may give rise to a right of indemnification under this Agreement, following written request to the Corporation by Indemnitee, the Corporation shall promptly pay to Indemnitee amounts to cover expenses reasonably incurred by Indemnitee in such proceeding in advance of its final disposition upon the receipt by the Corporation of (i) a written undertaking executed by or on behalf of Indemnitee providing that Indemnitee will repay the advance if it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation under applicable law or as provided in this Agreement and (ii) satisfactory evidence as to the amount of such expenses.

4.02 Repayment of Advances or Other Expenses. Indemnitee agrees that Indemnitee shall reimburse the Corporation for all expenses paid by the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding against Indemnitee in the event and only to the extent that it shall be determined pursuant to the provisions of this Agreement or by final judgment or other final adjudication under the provisions of any applicable law that Indemnitee is not entitled to be indemnified by the Corporation for such expenses.


                    5. Procedure for Determination of Entitlement to Indemnification

5.01 Request for Indemnification. To obtain indemnification, Indemnitee shall submit to the Secretary of the Corporation a written claim or request. Such written claim or request shall contain sufficient information to reasonably inform the Corporation about the nature and extent of the indemnification or advance sought by Indemnitee. At the request of the Corporation, Indemnitee shall furnish such further documentation and information as are reasonably available to Indemnitee that will establish that Indemnitee is entitled to indemnification hereunder. The Secretary of the Corporation shall promptly advise the Board of Directors of such request.

5.02 Determination of Entitlement; No Change of Control. If there has been no Change of Control at the time the request for indemnification is submitted, Indemnitee's entitlement to indemnification shall be determined in accordance with Section 145(d) of the DGCL. If entitlement to indemnification is to be determined by Independent Counsel, the Corporation shall furnish notice to Indemnitee within 10 days after receipt of the request for indemnification, specifying the identity and address of Independent Counsel. The Indemnitee may, within 14 days after receipt of such written notice of selection, deliver to the Corporation a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent Counsel and the objection shall set forth with particularity the factual basis for such assertion. If there is an objection to the selection of Independent Counsel, either the Corporation or Indemnitee may petition the Court for a determination that the objection is without a reasonable basis and/or for the appointment of Independent Counsel selected by the Court.

5.03 Determination of Entitlement; Change of Control. If there has been a Change of Control at the time the request for indemnification is submitted, Indemnitee's entitlement to indemnification shall be determined in a written opinion by Independent Counsel selected by Indemnitee. Indemnitee shall give the Corporation, within 10 days after receipt of the request for indemnification, written notice advising of the identity and address of the Independent Counsel so selected. The Corporation may, within 14 days after receipt of such written notice of selection, deliver to the Indemnitee a written objection to such selection. Indemnitee may, within five days after the receipt of such objection from the Corporation, submit the name of another Independent Counsel and the Corporation may, within seven days after receipt of such written notice of selection, deliver to the Indemnitee a written objection to such selection. Any objections referred to in this Section
         5.03 may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent Counsel and such objection shall set forth with particularity the factual basis for such assertion. Indemnitee may petition the Court for a determination that the Corporation's objection to the first and/or second selection of Independent Counsel is without a reasonable basis and/or for the appointment as Independent Counsel of a person selected by the Court.

5.04 Procedures of Independent Counsel. If a Change of Control shall have occurred before the request for indemnification is sent by Indemnitee, Indemnitee shall be presumed (except as otherwise expressly provided in this Agreement) to be entitled to indemnification upon submission of a request for indemnification in accordance with Section 5.01 of this Agreement, and thereafter the Corporation shall have the burden of proof to overcome the presumption in reaching a determination contrary to the presumption. The presumption shall be used by Independent Counsel as a basis for a determination of entitlement to indemnification unless the Corporation provides information sufficient to overcome such presumption by clear and convincing evidence or the investigation, review and analysis of Independent Counsel convinces him by clear and convincing evidence that the presumption should not apply.

         Except in the event that the determination of entitlement to indemnification is to be made by Independent Counsel, if the person or persons empowered under Section 5.02 or 5.03 of this Agreement to determine entitlement to indemnification shall not have made and furnished to Indemnitee in writing a determination within 60 days after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification or such indemnification is prohibited by applicable law. The termination of any Proceeding or of any Matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Corporation, or with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan of the Corporation shall be deemed to have acted in a manner not opposed to the best interests of the Corporation.

         For purposes of any determination hereunder, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or Proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section shall mean any other corporation or any partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the express written request of the Corporation as a director, officer, employee or agent. The provisions of this paragraph shall not be deemed to be exclusive or to limit in any way the circumstances in which an Indemnitee may be deemed to have met the applicable standards of conduct for determining entitlement to rights under this Agreement.

5.05 Independent Counsel Expenses. If it shall be determined by Independent Counsel that Indemnitee is entitled to indemnification under this Agreement, the Corporation shall pay any and all reasonable fees and expenses of Independent Counsel incurred acting pursuant to this
         Article 5. and in any proceeding to which it is a party or witness in respect of its investigation and written report and shall pay all reasonable fees and expenses incident to the procedures in which such Independent Counsel was selected or appointed. No Independent Counsel may serve if a timely objection has been made to his selection until a Court has determined that such objection is without a reasonable basis.

                    6.   Certain Remedies of Indemnitee

6.01     Adjudication. In the event that (i) a determination is made pursuant to
         Section 5.02 or 5.03 hereof that Indemnitee is not entitled to indemnification under this Agreement; (ii) advancement of Expenses is not timely made pursuant to Section 4.01 of this Agreement; (iii) Independent Counsel has not made and delivered a written opinion determining the request for indemnification (a) within 90 days after being appointed by the Court, or (b) within 90 days after objections to his selection have been overruled by the Court or (c) within 90 days after the time for the Corporation or Indemnitee to object to his selection; or (iv) payment of indemnification is not made within 20 days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 5.02, 5.03 or 5.04 of this Agreement, Indemnitee shall be entitled to an adjudication in the Court, or in any other court of competent jurisdiction, of his entitlement to such indemnification or advancement of Expenses. In the event that a determination shall have been made that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 6.01 shall be conducted in all respects as a de novo trial on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. If a Change of Control shall have occurred, in any judicial proceeding commenced pursuant to this Section 6.01, the Corporation shall have the burden of proving that Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be. If a determination shall have been made that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 6.01, or otherwise, unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification, or such indemnification is prohibited by law.

         The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 6.01 that the procedures and presumptions of this Agreement are not valid, binding and enforceable, and shall stipulate in any such proceeding that the Corporation is bound by all provisions of this Agreement. In the event that Indemnitee, pursuant to this Section 6.01, seeks a judicial adjudication to enforce his rights under, or to recover damages for breach of, this Agreement, Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all Expenses actually and reasonably incurred by him in such judicial adjudication, but only if he prevails therein. If it shall be determined in such judicial adjudication that Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the Expenses actually and reasonably incurred by Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.


                    7.   Participation by the Corporation

7.01 Participation by the Corporation. With respect to any such claim, action, suit, proceeding or investigation as to which Indemnitee notifies the Corporation of the commencement thereof: (a) the Corporation will be entitled to participate therein at its own expense;
         (b) except as otherwise provided below, to the extent that it may wish, the Corporation (jointly with any other indemnifying party similarly notified) will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After receipt of notice from the Corporation to Indemnitee of the Corporation's election so to assume the defense thereof, the Corporation will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ his own counsel in such action, suit, proceeding or investigation but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) Indemnitee shall have reasonably concluded that there is a conflict of interest between the Corporation and Indemnitee in the conduct of the defense of such action or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel employed by Indemnitee shall be subject to indemnification pursuant to the terms of this Agreement (the Corporation shall not be entitled to assume the defense of any action, suit, proceeding or investigation brought in the name of or on behalf of the Corporation or as to which Indemnitee shall have made the conclusion provided for in
         (ii) above); and (c) the Corporation shall not be liable to indemnify Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent, which consent shall not be unreasonably withheld. The Corporation shall not settle any action or claim in any manner that would impose any limitation or unindemnified penalty on Indemnitee without Indemnitee's written consent, which consent shall not be unreasonably withheld.


                    8.   Miscellaneous

8.01 Nonexclusivity of Rights; Term. The rights of indemnification and advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled to under applicable law, the Corporation's Certificate of Incorporation, the Corporation's Bylaws, any agreement, a vote of shareholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or any provision hereof shall be effective as to Indemnitee for acts, events and circumstances that occurred, in whole or in part, before such amendment, alteration or repeal.

         This Agreement shall continue until and terminate upon the later of:
         (a) 10 years
         after the date that Indemnitee has ceased to serve as a director, officer, employee, agent or fiduciary of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which Indemnitee served at the express written request of the Corporation or (b) the final termination of all pending Proceedings in respect of which Indemnitee is granted rights of indemnification or advancement of expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 6 of this Agreement relating thereto. In addition, no legal action shall be brought and no cause of action shall be asserted by or in the right of the Corporation against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of 5 years from the date of accrual of such cause of action, and any claim or cause of action of the Corporation shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such five 5 year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

8.02 Insurance and Subrogation. The Corporation shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if, but only to the extent that, Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise. In the event of any payment hereunder, the Corporation shall be subrogated to the extent of such payment to all the rights of recovery of Indemnitee, who shall execute all papers required and take all action reasonably requested by the Corporation to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights.

8.03 Acknowledgment of Certain Matters. Both the Corporation and Indemnitee acknowledge that in certain instances, applicable law or public policy may prohibit indemnification of Indemnitee by the Corporation under this Agreement or otherwise. Indemnitee understands and acknowledges that the Corporation has undertaken or may be required in the future to undertake, by the Securities and Exchange Commission, to submit the question of indemnification to a court in certain circumstances for a determination of the Corporation's right under public policy to indemnify Indemnitee.

8.04 Amendment. This Agreement may not be modified or amended except by a written instrument executed by or on behalf of each of the parties hereto.

8.05 Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to enforce such term only by a writing signed by the party against which such waiver is to be asserted. Unless otherwise expressly provided herein, no delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

8.06 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto with respect to the matters covered hereby, and any other prior or contemporaneous oral or written understandings or agreements with respect to the matters covered hereby are superseded by this Agreement.

8.07 Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Agreement shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

8.08 Certain Actions For Which Indemnification Is Not Provided. Notwithstanding any other provision of this Agreement, Indemnitee shall not be entitled to indemnification or advancement of Expenses under this Agreement with respect to any Proceeding, or any Matter therein, brought or made by Indemnitee against the Corporation or brought or made by the Corporation against Indemnitee.

8.09 Notices. Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding, Indemnitee shall, if he anticipates or contemplates making a claim for expenses or an advance pursuant to the terms of this Agreement, notify the Corporation of the commencement of such action, suit or proceeding; provided, however, that any delay in so notifying the Corporation shall not constitute a waiver or release by Indemnitee of rights hereunder and that any omission by Indemnitee to so notify the Corporation shall not relieve the Corporation from any liability that it may have to Indemnitee otherwise than under this Agreement. Any communication required or permitted to the Corporation shall be addressed to the Secretary of the Corporation and any such communication to Indemnitee shall be addressed to the Indemnitee's address as shown on the Corporation's records unless the Indemnitee specifies otherwise and shall be personally delivered or delivered by overnight mail delivery. Any such notice shall be effective upon receipt.

8.10 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to any principles of conflict of laws that, if applied, might permit or require the application of the laws of a different jurisdiction.

8.11 Headings. The Article and Section headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.


                                      A10

8.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8.13 Use of Certain Terms. As used in this Agreement, the words "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph, section, subsection, or other subdivision. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered to be effective as of the date first above written.


                                            LIMCO-PIEDMONT INC.


                                            By:
                                                     ---------------------------
                                            Name:
                                                     ---------------------------
                                            Title:
                                                     ---------------------------


                                            ----------------------


                                            By:
                                                     ---------------------------
                                            Name:
                                                     ---------------------------

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
                     Annual General Meeting of Shareholders
                                November 8, 2007

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Israel Ofen and Avi Kahana, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, November 8, 2007 at 10:00 a.m. at the principal offices of the Company, Park Re'em Industrial Zone, Bnei Ayish, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 6 SET FORTH ON THE REVERSE. VOTES CAST FOR PROPOSALS 3, 4 AND 5 WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                November 8, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
                        AND "FOR" PROPOSALS 2 THROUGH 6.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of seven Directors for terms expiring in 2008.

[ ] FOR ALL NOMINEES                            NOMINEES:
                                                ( ) Shlomo Ostersetzer
[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES          ( ) Dov Zeelim
                                                ( ) Meir Dvir
[ ] FOR ALL EXCEPT                              ( ) Yaacov Fish
      (See instructions below)                  ( ) Ishay Davidi
                                                ( ) Gillon Beck
                                                ( ) Yechiel Gutman








INSTRUCTION:      To withhold  authority to vote for any individual nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

2A.  To elect Michael Shevi as an outside director.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN

2B. To elect Rami Daniel as an outside director.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN


Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposals 3, 4 and 5.

3. To ratify and approve the grant of stock options by the Company's publicly traded subsidiary, Limco Piedmont Inc. ("Limco Piedmont"), to Mr. Dov Zeelim, the vice chairman of the Company's Board of Directors and the Company's president, who also serves as chairman of Limco Piedmont, and to Mr. Gillon Beck, who both serves as a director of the Company and of Limco Piedmont.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 3?   YES ____ NO _____

4. To approve indemnification agreements between Limco Piedmont and Mr. Dov Zeelim and Mr. Gillon Beck in connection with their service as directors of Limco Piedmont.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 4?   YES ____ NO _____

5. To approve the grant of a special bonus to Mr. Eran Frenkel, the Company's vice president business development and a member of Mr. Zeelim's family.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 5?   YES ____ NO _____

6. To ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the Company's independent registered public accountants for the year ending December 31, 2007 and to authorize the Company's Board of Directors to delegate to its Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

                  [ ] FOR          [ ] AGAINST      [ ] ABSTAIN


To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: October 5, 2007